Novartis AG Postfach 4002 Basel Switzerland

June 25, 2010

BY FACSIMILE AND REGULAR MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Novartis AG
Form 20-F for Fiscal Year Ended December 31, 2009
Filed January 26, 2010
File No. 001-15024

Dear Mr. Rosenberg:

This is in reply to your letter addressed to Raymund Breu, our former Chief Financial Officer, dated June 11, 2010, which was in response to our letter of May 11, 2010.  For ease of reference, we set forth your additional comments below, followed by our responses.

Item 5. Operating and Financial Review and Prospects
Item 5.A Operating Results
CORE RESULTS AS DEFINED BY NOVARTIS, page 98

SEC Comments

1.             Please refer to our response to comment one.  We continue to believe that it is not appropriate to present an entire non-IFRS income statement since this gives undue prominence to the non-IFRS information.  Therefore please revise your disclosure to reconcile each non-IFRS measure separately.

2.             Please refer to your response to comment two.  Please revise your disclosure to include specific information on how the tax effect was calculated such as the effective tax rate and the items that the tax rate takes into account.

Novartis Response to SEC Comments 1 and 2

We will revise our disclosure commencing with the filing of  our Form 20-F for 2010 by including the requested information.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ THOMAS WERLEN
Jonathan Symonds	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group